Exhibit (a)(1)(A)
CROSSTEX ENERGY, L.P.
OFFER TO EXCHANGE
CERTAIN OUTSTANDING OPTIONS TO PURCHASE COMMON UNITS
FOR
REPLACEMENT OPTIONS TO PURCHASE COMMON UNITS
This Offer and all withdrawal rights expire at 5:00 p.m. CDT on June 11, 2009 unless this Offer is extended.
     Crosstex Energy, L.P. is offering certain eligible employees of Crosstex Energy GP, LLC, the general partner of Crosstex Energy GP, L.P., the general partner of Crosstex Energy, L.P., and its affiliates the opportunity to exchange outstanding options to purchase common units representing limited partner interests of Crosstex Energy, L.P., or “common units,” that have a per unit exercise price equal to or greater than $10.00, which we refer to as “Eligible Options,” for new options to purchase a lesser number of common units, determined as specified below, which we refer to as “Replacement Options,” on the terms and subject to the conditions set forth in this Offer to Exchange Certain Outstanding Options to Purchase Common Units for Replacement Options to Purchase Common Units (the “Offer to Exchange”). We refer to Eligible Options with an exercise price equal to $10.00 as “$10.00 Eligible Options,” and we refer to Eligible Options with an exercise price greater than $10.00 as “Other Eligible Options.” In this Offer to Exchange, we also refer to this offering as the “Offer” and we refer to the exchange of Eligible Options for Replacement Options in accordance with the terms of the Offer as the “Exchange Program.” In this Offer to Exchange, when we refer to a “Section,” unless otherwise indicated, we are referring to a Section of the discussion in this Offer to Exchange under the caption “The Offer,” which begins on page 10. Additionally, the terms “Crosstex” and the “Partnership,” as well as the terms “our,” “we,” “us” and “its,” are sometimes used as abbreviated references to Crosstex Energy, L.P. itself or Crosstex Energy, L.P. together with its consolidated subsidiaries.
     Each of the Eligible Options that may be exchanged pursuant to the Offer was granted under the Crosstex Energy GP, LLC Amended and Restated Long-Term Incentive Plan, which was amended and restated effective as of March 17, 2009, which we refer to as the “Plan.” Replacement Options will be granted under the Plan upon the terms and subject to the conditions set forth in the Plan and the applicable option grant agreement as well as this Offer to Exchange. We will price and grant the Replacement Options at the closing of the business day on which the Offer expires. Participation in the Exchange Program is voluntary. An individual will be eligible to participate in the Exchange Program provided that, during the entire period from and including May 13, 2009 through this Offer’s expiration date, which we refer to as the “Eligibility Period,” he or she is an employee of Crosstex Energy GP, LLC or one of its affiliates and holds Eligible Options (“Eligible Optionholders”).
     Each Eligible Optionholder who participates in the Exchange Program will receive a grant of Replacement Options to purchase common units in exchange for each Eligible Option that is tendered and accepted for exchange in accordance with the terms of the Offer. The number of common units subject to each Replacement Option will be determined based on a three-for-one exchange ratio. The exercise price per common unit of the Replacement Options will be equal to the greater of (i) $3.00, (ii) 120% of the average closing sales price of our common units on the Nasdaq Global Select Market (“Nasdaq”) for the five trading days prior to the date of grant of the Replacement Options or (iii) the closing sales price of our common units on the Nasdaq on the date of grant of the Replacement Options. The Replacement Options will be unvested on the date of grant, even if the Eligible Options exchanged for such Replacement Options were fully or partially vested. The Replacement Options will vest in two equal annual installments beginning 12 months after the date of grant.
     Eligible Optionholders should consider, prior to expiration of the Offer, whether changes in the market price of the Partnership’s common units between May 13, 2009 and the Offer’s expiration date increase or decrease the value of their Eligible Options when making a decision whether or not to participate in the Exchange Program.
     If you elect to exchange any of your $10.00 Eligible Options, you must tender all of your $10.00 Eligible

Option grants that remain unexercised. If you elect to exchange any of your Other Eligible Options, you must tender all of your Other Eligible Option grants that remain unexercised. If you have previously exercised a portion of an Eligible Option grant, only the portion of that grant which has not yet been exercised will be eligible to be exchanged in the Exchange Program.
     All Eligible Options that are accepted pursuant to the Offer will be cancelled following the expiration of the Offer, currently scheduled to expire at 5:00 p.m. CDT on June 11, 2009. Eligible Options that are accepted for exchange will no longer be exercisable after the expiration of the Offer, unless the individual who tendered the Eligible Options for exchange ceases to be an Eligible Optionholder before the end of the Eligibility Period, in which event the Eligible Options will remain outstanding and exercisable in accordance with their original terms, notwithstanding any action the Partnership may have taken to cancel the Eligible Options or issue Replacement Options, and the Replacement Options will be void and of no force or effect if the tendering individual ceases to be an Eligible Optionholder before the expiration of the Eligibility Period. If you elect to exchange Eligible Options pursuant to the Offer, you do not withdraw your election prior to the expiration of the Offer, your election is accepted and you remain an Eligible Optionholder through the date we grant the Replacement Options, you will receive a grant of Replacement Options under the Plan with respect to the Eligible Options you have tendered for exchange on the terms discussed in this Offer. We expect the grant date for the Replacement Options to be June 11, 2009, the day on which this Offer is scheduled to expire (unless extended by us).
     Each Replacement Option will:
•	have a per unit exercise price equal to the greater of (i) $3.00, (ii) 120% of the average closing sales price of our common units on Nasdaq for the five trading days prior to the date of grant of the Replacement Options or (iii) the closing sales price of our common units on the Nasdaq on the date of grant of the Replacement Options;

•	represent a number of common units equal to approximately one-third of the number of common units covered by the Eligible Option in exchange for which it is granted (rounded up to the nearest whole number of common units);

•	vest in two equal annual installments beginning 12 months after the date of grant of the Replacement Option (with vesting conditioned on your continued employment with Crosstex Energy GP, LLC or one of its affiliates through each applicable vesting date);

•	have an exercise term of ten years; and

•	be subject to the terms and conditions of the Plan and the applicable option grant agreement.
     See “Risk Factors” beginning on page 8 for a discussion of risks and uncertainties that you should consider before tendering your Eligible Options.
     This Offer is not conditioned upon a minimum aggregate number of Eligible Options being tendered for exchange. If you choose not to participate in this Exchange Program, your Eligible Options will remain outstanding on their existing terms, including the existing exercise price, number of common units covered thereby, vesting schedule and expiration date. This Offer is subject to certain conditions that we describe in Section 7 (“Conditions of the Offer”).
     Our common units are listed on Nasdaq under the symbol “XTEX.” The historical prices at which our common units have traded are described in Section 6 (“Price Range of Common Units Underlying the Options”). On May 11, 2009, the closing sales price of our common units as listed on Nasdaq was $3.60 per unit. The current market price of our common units is not necessarily indicative of future unit prices, and we cannot predict what the closing sales price of our common units will be on the Offer’s expiration date.
IMPORTANT
     To participate in this Offer, you must make your election by 5:00 p.m. CDT on June 11, 2009, or such later time and date to which the Offer is extended (the “Election Deadline”).

     If you wish to participate in the Exchange Program, you must complete and sign the Letter of Transmittal that accompanies this Offer to Exchange in accordance with its instructions. You may return the completed Letter of Transmittal by facsimile to (214) 721-9383, by e-mail (with the completed Letter of Transmittal scanned and attached) to stacy.cardwell@crosstexenergy.com, or by regular mail or hand delivery to Crosstex Energy, L.P., Attention: Stacy Cardwell, 2501 Cedar Springs Rd., Dallas, Texas 75201. Elections not received by us by 5:00 p.m. CDT on June 11, 2009, even if sent prior to the Election Deadline, will be disregarded. Accordingly, we recommend sending your Letter of Transmittal via facsimile, e-mail or hand delivery or allowing additional time for delivery via regular mail. If you elect to deliver your Letter of Transmittal by mail, we recommend that you use registered mail with return receipt requested. If you elect to deliver your Letter of Transmittal by facsimile, we recommend that you receive confirmation of receipt prior to the Election Deadline. If we do not receive your Letter of Transmittal by the Election Deadline, you will be deemed to have rejected the Offer.
     If you submit your Letter of Transmittal prior to June 11, 2009, and do not receive confirmation of our receipt of your Letter of Transmittal via e-mail, please confirm receipt of your Letter of Transmittal by e-mailing stacy.cardwell@crosstexenergy.com or calling (214) 721-9241 to avoid any lost submissions and the resulting lack of exchange of your Eligible Options. It is your responsibility to ensure that we have received your Letter of Transmittal. If your Eligible Options are properly tendered for exchange, and are not properly withdrawn and are accepted by us for exchange, you will receive a final confirmation notice within two business days following the Election Deadline. The final confirmation notice will confirm that your Eligible Options have been accepted for exchange and cancelled and will set forth the number of common units subject to your Replacement Options and their per unit exercise price.
     You do not need to return your unit option agreements for your Eligible Options to be exchanged in this Exchange Program.
     If you have any questions about the Letter of Transmittal or the election process, please send an e-mail directly to stacy.cardwell@crosstexenergy.com or call (214) 721-9241.
     Nothing in this Offer to Exchange should be considered as a contract or guarantee of employment, wages or compensation. The employment relationship between Crosstex Energy GP, LLC or one of its affiliates and each employee remains “at will.” Crosstex Energy GP, LLC and its affiliates reserve the right to amend or terminate the Plan at any time, and the grant of an option under the Plan or this Offer does not in any way obligate Crosstex Energy GP, LLC or its affiliates to grant additional options or offer further opportunities to participate in any offer to exchange at any future time.
     Although the Board of Directors of Crosstex Energy GP, LLC, the general partner of Crosstex Energy GP, L.P., the general partner of the Partnership (our “Board of Directors”) has approved the Exchange Program, consummation of the Offer is subject to the satisfaction or waiver of the conditions described in Section 7 (“Conditions of The Offer”) of the Offer. Neither we, our Board of Directors nor the Compensation Committee of our Board of Directors makes any recommendation as to whether you should tender, or refrain from tendering, your Eligible Options in the Exchange Program. You must make your own decision whether to tender your Eligible Options. We urge you to consult your personal legal, financial and tax advisors before deciding whether to elect to exchange your Eligible Options.
     Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the fairness or merits of this transaction or the accuracy or adequacy of the information contained in this Offer. Any representation to the contrary is a criminal offense.
     WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR ELIGIBLE OPTIONS PURSUANT TO THIS EXCHANGE PROGRAM. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR IN DOCUMENTS TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY

REPRESENTATION IN CONNECTION WITH THIS EXCHANGE PROGRAM OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU SHOULD NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.
     A “SUMMARY TERM SHEET” DESCRIBING THE PRINCIPAL TERMS OF THE OFFER APPEARS ON PAGES 1 THROUGH 7 OF THIS OFFER TO EXCHANGE. YOU SHOULD READ THIS ENTIRE DOCUMENT AND THE RELATED LETTER OF TRANSMITTAL CAREFULLY BEFORE DECIDING WHETHER TO EXCHANGE YOUR ELIGIBLE OPTIONS.
     THE COMMENCEMENT DATE OF THIS OFFER TO EXCHANGE IS MAY 13, 2009.

 v

SUMMARY TERM SHEET
     The following are answers to some of the questions that you may have about this Offer. We urge you to read the following questions and answers carefully. We also urge you to read the remainder of this Offer to Exchange where you can find a more complete description of the topics in this Summary Term Sheet. Because each of you is in a different financial situation, we suggest that you consult with your personal legal, financial and tax advisors before deciding whether or not to participate in the Exchange Program. Please review these questions and answers and the other materials provided to ensure that you are making an informed decision regarding whether or not to participate in the Exchange Program.
     The questions and answers have been separated into three categories:
•	Exchange Program Design and Purpose;

•	Administration and Timing of Program; and

•	Other Important Questions.
Exchange Program Design and Purpose
1. Why are we conducting the Exchange Program?
     Our employees hold a significant number of options to purchase common units with exercise prices that greatly exceed the current market price of our common units, which we refer to as “underwater” options. There can be no assurance that our efforts to achieve our revised business strategy will ultimately result in significant increases in the trading price of our common units in the near-term, if at all. Thus, the Board of Directors of Crosstex Energy GP, LLC, the general partner of Crosstex Energy GP, L.P., the general partner of the Partnership (our “Board of Directors”) and the Compensation Committee of our Board of Directors (the “Compensation Committee”) believe these underwater options no longer provide the long-term incentive and retention objectives that they were intended to provide. Our Board of Directors and the Compensation Committee believe the Exchange Program is an important component in our strategy to align employee and unitholder interests through our equity compensation programs. We believe that the Exchange Program is important because it will permit us to:
•	provide renewed incentives to our employees who participate in the Exchange Program;

•	meaningfully reduce our total number of outstanding options, or “overhang,” represented by outstanding options that have high exercise prices and may no longer provide adequate incentives to our employees; and

•	recapture value from compensation costs that we already are incurring with respect to outstanding underwater options.
2. What is the Exchange Program?
     The Exchange Program is a program being offered by Crosstex to allow Eligible Optionholders to exchange their Eligible Options for Replacement Options. The Exchange Program is voluntary and will allow Eligible Optionholders to choose whether to keep their Eligible Options at the existing exercise prices and on the existing terms or to exchange those options for a lesser amount of Replacement Options with a lower exercise price and different terms. The Exchange Program does not pertain to, and will have no effect on, any options you hold other than Eligible Options.
3. What are Eligible Options?
     Eligible Options are those currently outstanding options to purchase Crosstex’s common units from the Partnership under the Plan that (i) have an exercise price equal to or greater than $10.00 per unit and (ii) are held by Eligible Optionholders.

4. Who are Eligible Optionholders?
     An individual will be eligible to participate in the Exchange Program provided that, during the entire period from and including May 13, 2009 through this Offer’s expiration date, he or she is an employee of Crosstex Energy GP, LLC or one of its affiliates and holds Eligible Options. To participate in the Exchange Program, you must be an Eligible Optionholder throughout the entire Eligibility Period, which runs from and includes the date this Offer commences (May 13, 2009), through this Offer’s expiration date (currently expected to be June 11, 2009). If you are not an Eligible Optionholder throughout the entire Eligibility Period, or cease to be an Eligible Optionholder at any time during the Eligibility Period, any election you make to participate in this Offer will be automatically voided and your existing Eligible Options will remain outstanding and unchanged, subject to their existing terms.
5. Who is not eligible to participate in the Exchange Program?
     Retirees and terminated employees are not eligible to participate in the Exchange Program.
6. What are Replacement Options?
     Replacement Options are the lesser amount of options with a lower exercise price that will be granted to Eligible Optionholders in exchange for tendered and accepted Eligible Options.
7. How are Replacement Option exercise prices different from the exercise prices of Eligible Options?
     The exercise price of the Replacement Option will be equal to the greater of (i) $3.00, (ii) 120% of the average closing sales price of our common units on Nasdaq for the five trading days prior to the date of grant of the Replacement Options or (iii) the closing sales price of our common units on Nasdaq on the date of grant of the Replacement Options. Each grant of Replacement Options will cover a lesser number of common units than the number covered by the Eligible Options in exchange for which such Replacement Options are issued, as explained in Question 8 below.
8. What is the exchange ratio of the Replacement Options?
     The number of common units subject to each Replacement Option will be determined based on a three-for-one exchange ratio. Therefore, if you elect to exchange your Eligible Options, the number of common units for which your Replacement Options will be exercisable will be approximately one-third of the total number of common units underlying your Eligible Options prior to the exchange.
     If there is any fractional number of common units remaining after the number of common units subject to Replacement Options is determined based on the exchange ratio, the resulting number of common units subject to such Replacement Options will be rounded up to the nearest whole number. If any distribution, recapitalization, unit split, reverse unit split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, exchange of units or other securities of the Partnership, issuance of warrants or other rights to purchase units or other securities of the Partnership or other similar transaction or event affecting our common units occurs before we grant the Replacement Options, we reserve the right to adjust the number of common units subject to the Replacement Options. Any such adjustment will be made in a way that we determine to be equitable and appropriate. See Section 1 (“Eligibility; Number of Options; Election Deadline”).
9. How was the exchange ratio determined?
     Our Board of Directors considered a variety of factors in determining the appropriate exchange ratio for the Eligible Options, including estimates of future common unit prices and forfeiture rates and the need to balance the interests of Eligible Optionholders with the financial interests of our unitholders. Based on these and other factors, our Board of Directors determined that a three-to-one exchange ratio would result in an attractive offer to Eligible Optionholders and a fair rate of exchange for the Eligible Options.

10. Do I have to participate in the Exchange Program?
     No. Participation in the Exchange Program is completely voluntary. Although the Board of Directors has approved making this Offer to you, neither Crosstex, the Board of Directors nor the Compensation Committee is making any recommendation as to your participation in the Exchange Program. The decision to participate must be yours. We urge you to consult your personal legal, financial and tax advisors for advice on the legal, tax and other investment-related implications of participating in the Exchange Program. Since the exercise price of the Replacement Options cannot be determined until the day on which the Offer expires, when the Replacement Options will be granted (currently expected to be June 11, 2009), you should consider, before the termination of this Offer, whether the changes in the market price of the Partnership’s common units between May 13, 2009 and the grant date of the Replacement Options (currently expected to be June 11, 2009) increase or decrease the value of your Eligible Options when making a decision whether or not to participate in the Exchange Program.
11. Does participation in the Exchange Program create a right to continued employment?
     No. Your participation in the Exchange Program gives you no legal or other right to continued employment with Crosstex or any of its affiliates for any period of time.
12. What happens if I leave Crosstex because my employment is terminated by Crosstex Energy GP, LLC or one of its affiliates, I die or I otherwise become ineligible at any time during the Eligibility Period?
     If you cease to be an Eligible Optionholder for any reason at any time during the Eligibility Period, including on the date Replacement Options are granted (currently expected to be June 11, 2009), any election you make to participate in the Exchange Program will be automatically voided and the Eligible Options you tendered for exchange will remain outstanding, in accordance with the terms and conditions of the award documents for those Eligible Options.
13. If I participate in the Exchange Program, what will happen to the Eligible Options that I exchange?
     Eligible Options that are accepted for exchange under the Exchange Program will be cancelled and returned to the option pool available for issuance under the Plan at the time the Replacement Options are granted (which will be at the closing of the business day on which the Offer expires) and exchanged for the Replacement Options.
14. What will happen to Eligible Options that I choose not to exchange?
     Eligible Options that you choose not to exchange will remain outstanding on their existing terms, including the existing exercise price, number of common units covered thereby, vesting schedule and expiration date. If you elect to exchange any of your $10.00 Eligible Options, you must tender all of your $10.00 Eligible Option grants that remain unexercised. If you elect to exchange any of your Other Eligible Options, you must tender all of your Other Eligible Option grants that remain unexercised You cannot choose to exchange some, but not all, of your $10.00 Eligible Options, or some, but not all, of your Other Eligible Options, or a portion of any single Eligible Option grant.
15. Will my participation in the Exchange Program affect my eligibility to receive future grants of options to purchase common units?
     Participation or non-participation in the Exchange Program will have no effect on your consideration for future grants of options to purchase common units.
16. Are there any restrictions on when I can exercise any of the Replacement Options that are granted to me?
     Yes. None of the Replacement Options will be vested on the date of grant, even if Eligible Options exchanged for such Replacement Options were fully or partially vested. The Replacement Options will be scheduled to vest in two equal annual installments beginning 12 months after the grant date. Complete details on the vesting schedule for your Replacement Options will be set forth in the applicable option award agreement.

     We expect that the Replacement Options will expire on June 11, 2019, ten years from the expected date of grant of the Replacement Options. Replacement Options are subject to earlier termination or forfeiture in certain circumstances, as more fully described in the applicable option award agreement.
17. May the Partnership cancel this Offer?
     The Partnership may decide to terminate this Offer at any time prior to the Election Deadline upon the occurrence of certain conditions, which are described in Section 7 (“Conditions of the Offer”). If this Offer is terminated, any Eligible Options that were tendered for exchange will remain outstanding on their existing terms, including the existing exercise price, number of common units covered thereby, vesting schedule and expiration date. Any cancellation of this Offer will be treated, for all purposes, as if no offer to exchange the Eligible Options was ever made. The Partnership will promptly provide notice to all Eligible Optionholders of any such cancellation.
18. What are the conditions to this Offer?
     This Offer is subject to a number of conditions, which are described in Section 7 (“Conditions of the Offer”). Please read this entire Offer to Exchange for a full description of all of the terms and conditions of this Offer. There is no minimum aggregate number of Eligible Options that must be tendered in this Offer.
19. How will the Partnership determine whether I have properly elected to exchange my eligible options?
     We will determine, in our sole discretion, the number of common units subject to Eligible Options tendered and all questions as to the validity, form, eligibility, including time of receipt, and acceptance of any documentation relating to the exchange of Eligible Options. Subject to any order or decision by a court or arbitrator of competent jurisdiction, our determination of these matters will be final, conclusive and binding on all persons. We reserve the right to reject any or all Eligible Options tendered for exchange that we determine are not in appropriate form or that we determine are unlawful to accept or are not timely delivered or tendered. We also reserve the right, in our reasonable discretion, to waive any of the conditions of this Offer or any defect or irregularity in any tender of Eligible Options for exchange. If we waive any of the conditions of this Offer we will do so for all Eligible Optionholders. No tender of Eligible Options for exchange will be deemed to have been properly made until all defects or irregularities have been cured by the electing Eligible Optionholder or waived by us. Neither Crosstex nor any other person is obligated to give notice of any defects or irregularities, nor will Crosstex incur any liability for failure to give any such notice.
Administration and Timing of Exchange Program
20. How do I participate in the Exchange Program?
     To participate in this Offer, you must make your election by the Election Deadline, which is 5:00 p.m. CDT on June 11, 2009, or such later time and date to which the Offer is extended.
     If you wish to participate in the Exchange Program, you must complete and sign the Letter of Transmittal that accompanies this Offer to Exchange in accordance with its instructions. You may return the completed Letter of Transmittal by facsimile to (214) 721-9383, by e-mail (with the completed Letter of Transmittal scanned and attached) to stacy.cardwell@crosstexenergy.com, or by regular mail or hand delivery to Crosstex Energy, L.P., Attention: Stacy Cardwell, 2501 Cedar Springs Rd., Dallas, Texas 75201. Elections not received by Crosstex by the Election Deadline, even if sent prior to the Election Deadline, will be disregarded. Accordingly, we recommend sending your Letter of Transmittal via facsimile, e-mail or hand delivery or allowing additional time for delivery via regular mail. If you elect to deliver your Letter of Transmittal by mail, we recommend that you use registered mail with return receipt requested. If you elect to deliver your Letter of Transmittal by facsimile, we recommend that you receive confirmation of receipt prior to the Election Deadline. If we do not receive your Letter of Transmittal by the Election Deadline, you will be deemed to have rejected the Offer.

     If you have any questions about the Letter of Transmittal or the election process, please send an e-mail directly to stacy.cardwell@crosstexenergy.com or call (214) 721-9241.
     You do not need to submit your Letter of Transmittal if you do not wish to exchange your Eligible Options.
21. How will I know Crosstex received my Letter of Transmittal?
     You will receive a confirmation by e-mail after we receive your completed Letter of Transmittal (provided that your Letter of Transmittal is submitted to us on or prior to 5:00 p.m. CDT on June 11, 2009). If you submit your election via a Letter of Transmittal prior to June 11, 2009, and do not receive a confirmation, please e-mail stacy.cardwell@crosstexenergy.com or call (214) 721-9241.
22. How will I know my Eligible Options were exchanged?
     You will receive a final confirmation notice via e-mail within five business days of the expiration of the Offer. The final confirmation notice will confirm that your Eligible Options have been accepted for exchange and cancelled and will set forth the number of common units subject to your Replacement Options and their per unit exercise price.
23. How do I obtain information about all of my existing options to purchase common units?
     Your current outstanding unit option information is available at www.solium.com. If you are uncertain of your username and password for this web site, please contact Stacy Cardwell by e-mailing stacy.cardwell@crosstexenergy.com or calling (214) 721-9241.
24. Must I submit my Eligible Option award documents with my Letter of Transmittal?
     No. You do not need to submit any option award documents in order to tender Eligible Options for exchange.
25. What is the deadline to elect to participate in the Exchange Program? Can the Exchange Program be extended, and if so, how will I be notified of such extension?
     The Election Deadline for the Exchange Program is 5:00 p.m. CDT on June 11, 2009, unless this Offer is extended by us. This means that your Letter of Transmittal must be received by us before that time. Elections can be submitted by any one of the permitted methods set forth in the answer to Question 20. If the Offer is extended, we will give written notice or make a public announcement of the extension no later than 9:00 a.m. EDT on the next business day following the previously scheduled or announced Election Deadline of the Offer.
26. What will happen if my Letter of Transmittal is not received by the Election Deadline?
     If your Letter of Transmittal is not received by us by the Election Deadline, then you will not be able to participate in the Exchange Program and all Eligible Options currently held by you will remain outstanding on their existing terms, including the existing exercise price, number of common units covered thereby, vesting schedule and expiration date.
27. May I withdraw or change my election?
     You may withdraw or change a previously submitted election to exchange Eligible Options at any time before the Election Deadline (5:00 p.m. CDT on June 11, 2009, unless extended by us). If this Offer is extended by us beyond that time, you can withdraw or change your election at any time before the time to which this Offer is extended.
28. How do I withdraw or change my election?
     If you wish to participate in the Exchange Program, you must complete and sign the Letter of Transmittal that accompanies this Offer to Exchange in accordance with its instructions. You may return the completed Letter of Transmittal by facsimile to (214) 721-9383, by e-mail (with the completed Letter of Transmittal scanned and attached) to stacy.cardwell@crosstexenergy.com, or by regular mail or hand delivery to Crosstex Energy, L.P., Attention: Stacy Cardwell, 2501 Cedar Springs Rd., Dallas, Texas 75201.
     To withdraw an election to participate in the Offer, you must submit a properly completed and duly executed Withdrawal Form (which accompanies this Offer to Exchange). You may return the completed Withdrawal Form by facsimile to (214) 721-9383, by e-mail (with the completed Withdrawal Form scanned and attached) to stacy.cardwell@crosstexenergy.com, or by regular mail or hand delivery to Crosstex Energy, L.P., Attention: Stacy Cardwell, 2501 Cedar Springs Rd., Dallas, Texas 75201. If you elect to deliver your Withdrawal Form by mail, we recommend that you use registered mail with return receipt requested. If you elect to deliver the Withdrawal Form by facsimile, we recommend that you receive confirmation of receipt prior to the Election Deadline.
     THE DELIVERY OF A WITHDRAWAL FORM IS AT YOUR OWN RISK, SO YOU SHOULD TAKE APPROPRIATE STEPS TO ENSURE THE FORM IS PROPERLY COMPLETED AND DELIVERED PRIOR TO THE ELECTION DEADLINE. INCOMPLETE OR UNSIGNED FORMS WILL NOT BE ACCEPTED AND, THEREFORE, WILL NOT RESULT IN THE WITHDRAWAL OF YOUR ELECTION TO EXCHANGE YOUR ELIGIBLE OPTIONS FOR REPLACEMENT OPTIONS.
     In order to subsequently exchange Eligible Options that were subject to a valid withdrawal, you must properly re-tender for exchange those Eligible Options before the Election Deadline by following the procedures described in Section 3 (“Procedures for Electing to Exchange Options”). In all cases, the last properly completed election submitted and received prior to the Election Deadline will prevail.
29. If I have several different Eligible Option grants, may I elect to exchange one grant but not the others?
     If you elect to exchange any of your $10.00 Eligible Options, you must tender all of your $10.00 Eligible Option grants that remain unexercised. If you elect to exchange any of your Other Eligible Options, you must tender all of your Other Eligible Option grants that remain unexercised.
30. May I exchange the remaining portion of an Eligible Option that I have already partially exercised?
     Yes, if you have previously exercised a portion of an Eligible Option grant, only the portion of that grant which is outstanding and has not yet been exercised will be eligible to be exchanged in the Exchange Program. If you elect to exchange any of your $10.00 Eligible Options, you must tender all of your $10.00 Eligible Option grants that remain unexercised. If you elect to exchange any of your Other Eligible Options, you must tender all of your Other Eligible Option grants that remain unexercised.
31. May I exchange both the vested and unvested portions of an Eligible Option?
     Yes. Each Eligible Option may be exchanged in its entirety, whether or not it is fully vested.
32. When will I be able to view my Replacement Option award documents?
     We will grant the Replacement Options after the close of the business day on which the Offer expires at the same time as the Eligible Options you tendered to exchange are cancelled. If this Offer expires on June 11, 2009, we would expect to grant the Replacement Options after the close of business on June 11, 2009. Award documents for the Replacement Options will be sent to you after the grant of the Replacement Options.
33. What if my employment ends after the date the Replacement Options are granted?
     If your employment with Crosstex Energy GP, LLC or one of its affiliates ends for any reason after the date Replacement Options are granted to you, your rights to exercise the Replacement Options will be subject to the terms and conditions of the Plan and the option award agreement governing your Replacement Options. The number of common units underlying your vested options will be reduced if you exchange your Eligible Options for Replacement Options. Please consult the Plan and your award documents for additional information regarding your rights upon termination of your employment.
34. After I receive Replacement Options, what happens if my Replacement Options are underwater?
     We are conducting the Exchange Program at this time because of Crosstex’s common unit price decline in the past year. We provide no assurance as to the price of our common units at any time in the future. Moreover, the Offer is a one-time opportunity. The proposal approved by our unitholders only authorized a single exchange offer, and we have no expectation of any future exchange of unit options to account for future price movement of Crosstex’s common units. See the “Risk Factors” section that appears after this Summary Term Sheet.
Other Important Questions
35. Are there any tax consequences to my participation in the Exchange Program?
     If you are a U.S. taxpayer, under current law, you should not recognize income for U.S. federal income tax purposes either by reason of a relinquishment of exchanged Eligible Options or by reason of the grant of Replacement Options. Instead, you will generally recognize income upon exercise of the Replacement Options or if the Replacement Options are subsequently exchanged or satisfied for cash or other property. You are urged to review carefully the brief summary information in Section 13 (“Material U.S. Federal Income Tax Consequences”) below regarding other possible U.S. federal income tax consequences of participating in the Offer, including the U.S. federal income tax consequences associated with a later exercise of any Replacement Options.
36. How should I decide whether or not to participate in the Exchange Program?
     The decision to participate must be each Eligible Optionholder’s personal decision, and it will depend largely on each Eligible Optionholder’s assumptions about the performance of publicly-traded securities generally, our common unit price and our business. We suggest that you consult with your personal legal, financial and tax advisors before deciding whether or not to participate in the Exchange Program.
37. Are there risks that I should consider in deciding whether to exchange my Eligible Options?
     Yes. Exchanging your Eligible Options does have some risks. You should carefully review the discussion in the “Risk Factors” section that appears after this Summary Term Sheet.
38. Who should I contact regarding questions about the Offer or if I would like to receive additional information?
     The information contained in this Offer to Exchange should be read together with the information contained in the documents to which we have referred you. You should rely only on the information contained in this document or in documents to which we have referred you. We have not authorized any person either inside or outside of Crosstex to interpret the Offer or to make any representation or recommendation on our behalf in connection with the Offer. If you have questions about the Offer, you can contact Stacy Cardwell, Crosstex’s Compensation Specialist, by calling (214) 721-9241 between the hours of 9:00 a.m. and 6:00 p.m. Central Time, Monday through Friday.

RISK FACTORS
     Participation in this Offer involves a number of potential risks and uncertainties, including those described below. You should consider, among other things, these risks and uncertainties before deciding whether or not to request that we exchange your Eligible Options in the manner described in this Offer. If you submit a Letter of Transmittal indicating your decision to participate in the Offer prior to the Election Deadline, you should consider these risks and uncertainties prior to the Election Deadline so that based upon circumstances at that time you can determine whether it is appropriate for you to withdraw from participating in the Offer before it is too late to withdraw.
Risks Related to This Offer
     Your cancelled Eligible Options may be worth more than the Replacement Options that you receive in the Exchange Program.
     If you participate in this Offer, you will receive Replacement Options to purchase approximately one-third as many common units as the Eligible Options you surrender for exchange. For example, if you hold 60 Eligible Options and participate in this Offer, you will receive 20 Replacement Options. Even though the exercise price of the Replacement Options will be priced lower than that of your Eligible Options, due to the lesser number of options you receive in this Offer, there is a trading price to which our common units might rise in the future (the “cross-over price”) that would result in your being better off keeping your Eligible Options. Your cross-over price depends upon the exercise price of your Eligible Options and the new exercise price of your Replacement Options. The exercise price of the Replacement Options will be equal to the greater of (i) $3.00, (ii) 120% of the average closing sales price of our common units on Nasdaq for the five trading days prior to the date of grant of the Replacement Options or (iii) the closing sales price of our common units on Nasdaq on the date of grant of the Replacement Options.
     For example, if the average closing sales price of our common units on Nasdaq for the five trading days prior to the date of grant of the Replacement Options is $3.33, and if the closing sales price of our common units on Nasdaq on the date of grant of the Replacement Options is $4.00, then each Replacement Option will have an exercise price of $4.00 per unit. In this example, if an Eligible Optionholder currently holds Eligible Options with an exercise price of $16.50 per common unit, the value of the Replacement Options received by that Eligible Optionholder in this Offer (assuming the foregoing exercise prices) would be worth less than the Eligible Options exchanged therefor were the trading price of our common units to reach more than $22.75 before the Eligible Options expire. If the aggregate exercise price of the Replacement Options were to be higher than that used in the foregoing example, the actual cross-over price would be lower; and if the aggregate exercise price is lower, then the actual cross-over price would be higher than in the example.
     Once you have tendered your Eligible Options and we have accepted them for exchange, there will be no way to return your surrendered Eligible Options to you even if the total fair market value of the Replacement Options is lower, or subsequently becomes lower, than the total fair market value of your Eligible Options at the time of the exchange.
     Replacement Options will vest over time.
     If you elect to participate in this Offer, you will lose any vesting you have in your Eligible Options. Replacement Option will have a new vesting schedule of two years, with annual vesting in equal installments beginning 12 months from the date of grant. If you cease to be employed by Crosstex Energy GP, LLC or one of its affiliates, you generally will forfeit that portion of your Replacement Options that are unvested at that time or within 30 days of termination, except in certain limited exceptions.

Risks Related to Our Business and Common Units
     You should carefully review the risk factors contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and also the other information provided in this Offer and the other materials that we have filed with the Securities and Exchange Commission, or SEC, before making a decision on whether or not to tender your Eligible Options. You may access these filings electronically at the SEC’s Internet site at http://www.sec.gov. In addition, we will provide without charge to you, upon your written or oral request, a copy of any or all of the documents to which we have referred you. See Section 17 (“Additional Information”) for more information regarding reports we file with the SEC and how to obtain copies of or otherwise review these reports.

THE OFFER
SECTION 1. Eligibility; Number of Options; Election Deadline.
     Upon the terms and subject to the conditions of this Offer, we will grant Replacement Options under the Plan in exchange for Eligible Options that are properly tendered for exchange and not validly withdrawn in accordance with Section 4 (“Withdrawal Rights”) before the Election Deadline. An individual will be eligible to participate in the Exchange Program, provided that during the entire Eligibility Period, which runs from and includes May 13, 2009 through the date the Replacement Options are granted, he or she is an employee of Crosstex Energy GP, LLC or one of its affiliates and holds Eligible Options. Even if you are an Eligible Optionholder when the Exchange Program commences, you will not be eligible to exchange Eligible Options for Replacement Options unless you continue to meet all of the conditions of an Eligible Optionholder throughout the entire Eligibility Period, including the date on which the Replacement Options are granted. For example, if a particular option grant expires, or you exercise your option, during the Eligibility Period (including if such period is extended by us), then that particular option grant is not eligible for exchange pursuant to this Offer.
     The Election Deadline is 5:00 p.m. CDT on June 11, 2009, unless and until we, in our sole discretion, extend the period of time during which this Offer will remain open. If we extend the period during which this Offer remains open, the Election Deadline will be the latest time and date at which this Offer, as so extended, expires. See Section 14 (“Extension of Offer; Termination; Amendment”) for a description of our rights to extend, delay, terminate and amend this Offer.
     If you elect to exchange any of your $10.00 Eligible Options, you must tender all of your $10.00 Eligible Option grants that remain unexercised. If you elect to exchange any of your Other Eligible Options, you must tender all of your Other Eligible Option grants that remain unexercised. If you have previously exercised a portion of an Eligible Option grant, only the portion of that grant which has not yet been exercised will be eligible to be exchanged in the Exchange Program.
     If you properly tender Eligible Options that are accepted for exchange, the exchanged Eligible Options will be cancelled and, subject to the terms of this Offer, you will be entitled to receive Replacement Options to acquire one common unit for every three common units covered by your Eligible Options, or approximately one-third of the number of common units you would have been able to acquire upon exercise of the Eligible Option in exchange for which such Replacement Option is granted. An Eligible Option that is accepted for exchange will no longer be exercisable after the Election Deadline.
     If there is any fractional number of common units remaining after the number of common units subject to Replacement Options is determined based on the exchange ratio, the resulting number of common units subject to such Replacement Options will be rounded up to the nearest whole number. If any distribution, recapitalization, unit split, reverse unit split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, exchange of units or other securities of the Partnership, issuance of warrants or other rights to purchase units or other securities of the Partnership or other similar transaction or event affecting our common units occurs before we grant the Replacement Options, we reserve the right to adjust the number of common units subject to the Replacement Options. Any such adjustment will be made in a way that we determine to be equitable and appropriate.
     Unless prevented by law or applicable regulations, each Eligible Option accepted for exchange and cancelled will be replaced with a Replacement Option granted under the Plan. The exercise price of each Replacement Option grant will be equal to the greater of (i) $3.00, (ii) 120% of the average closing sales price of our common units on Nasdaq for the five trading days prior to the date of grant of the Replacement Options or (iii) the closing sales price of our common units on Nasdaq on the date of grant of the Replacement Options (currently expected to be June 11, 2009). The Replacement Options will be unvested and are scheduled to vest in two equal annual installments beginning 12 months after the grant date, and will have an exercise term of ten years. No Replacement Options will qualify as “incentive stock options” for U.S. federal income tax purposes.
     For purposes of this Offer, a “business day” means any day other than Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.

     NEITHER WE, OUR BOARD OF DIRECTORS NOR OUR COMPENSATION COMMITTEE MAKE ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER YOUR ELIGIBLE OPTIONS, NOR HAVE WE AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. YOU SHOULD EVALUATE CAREFULLY ALL OF THE INFORMATION IN THIS OFFER AND CONSULT YOUR OWN LEGAL, FINANCIAL AND TAX ADVISORS. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR ELIGIBLE OPTIONS FOR EXCHANGE.
     NOTHING IN THIS OFFER SHOULD BE CONSTRUED TO CONFER UPON YOU THE RIGHT TO REMAIN AN EMPLOYEE OF CROSSTEX ENERGY GP, LLC OR ANY OF ITS AFFILIATES. WE CANNOT GUARANTEE OR PROVIDE YOU WITH ANY ASSURANCE THAT YOU WILL NOT BE SUBJECT TO INVOLUNTARY TERMINATION OR THAT YOU WILL OTHERWISE REMAIN IN OUR EMPLOY UNTIL THE GRANT DATE FOR THE REPLACEMENT OPTIONS OR THEREAFTER. IF YOU EXCHANGE ELIGIBLE OPTIONS FOR REPLACEMENT OPTIONS AND YOU CEASE PROVIDING SERVICES TO CROSSTEX ENERGY GP, LLC OR ONE OF ITS AFFILIATES BEFORE THE REPLACEMENT OPTIONS VEST, YOU WILL FORFEIT ANY UNVESTED PORTION OF YOUR REPLACEMENT OPTIONS.
SECTION 2. Purpose of the Offer.
     Our employees hold a significant number of options to purchase common units with exercise prices that greatly exceed the current market price of our common units, which we refer to as “underwater” options. There can be no assurance that our efforts to achieve our revised business strategy will ultimately result in significant increases in the trading price of our common units in the near-term, if at all. Thus, our Board of Directors and our Compensation Committee believe these underwater options no longer provide the long-term incentive and retention objectives that they were intended to provide. Our Board of Directors and the Compensation Committee believe the Exchange Program is an important component in our strategy to align employee and unitholder interests through our equity compensation programs. We believe that the Exchange Program is important because it will permit us to:
•	Provide renewed incentives to our employees who participate in the Exchange Program. As of May 7, 2009, we had 1,191,601 outstanding common unit options and 100% of such options were underwater. The weighted average exercise price of these underwater options was $30.64 as compared to a closing sales price of $3.60 for our common units on May 11, 2009. As a result, these options do not currently provide meaningful retention or incentive value to our employees. We believe the Exchange Program will enable us to enhance long-term unitholder value by providing greater assurance that we will be able to retain experienced and productive employees, by improving the morale of our employees generally and by aligning the interests of our employees more fully with the interests of our unitholders.

•	Meaningfully reduce our total number of outstanding options, or “overhang,” represented by outstanding options that have high exercise prices and may no longer provide adequate incentives to our employees. These underwater options currently create an equity award overhang to our unitholders of approximately 1,200,000 common units. As of May 1, 2009, the total number of common units outstanding was approximately 49,030,584. Keeping these underwater options outstanding does not serve the interests of our unitholders and does not provide the benefits intended by our Plan. By replacing the Eligible Options with a lesser number of options with a lower exercise price, our overhang will be decreased.

•	Recapture value from compensation costs that we already are incurring with respect to outstanding underwater options. The Eligible Options were granted at the then fair market value of our common units. Under applicable accounting rules, we will have to recognize a total of approximately $8.1 million in compensation expense related to these underwater options, $6.5 million of which has already been expensed as of December 31, 2008 and $1.6 million of which we will continue to be obligated to expense, even if these options are never exercised because the majority remain underwater. We believe it is not an efficient use of the Partnership’s resources to recognize compensation expense on options that are not perceived by our employees as providing value.

     NEITHER WE, OUR BOARD OF DIRECTORS NOR OUR COMPENSATION COMMITTEE MAKE ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER YOUR ELIGIBLE OPTIONS, NOR HAVE WE AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. YOU SHOULD EVALUATE CAREFULLY ALL OF THE INFORMATION IN THIS OFFER AND CONSULT YOUR OWN LEGAL, FINANCIAL AND TAX ADVISORS. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR ELIGIBLE OPTIONS FOR EXCHANGE.
SECTION 3. Procedures for Electing to Exchange Options.
     Proper Exchange of Eligible Options. To participate in this Offer, you must make your election by the Election Deadline (5:00 p.m. CDT on June 11, 2009, or such later time and date to which the Offer is extended).
     If you wish to participate in the Exchange Program, you must complete and sign the Letter of Transmittal that accompanies this Offer to Exchange in accordance with its instructions. You may return the completed Letter of Transmittal by facsimile to (214) 721-9383, by e-mail (with the completed Letter of Transmittal scanned and attached) to stacy.cardwell@crosstexenergy.com, or by regular mail or hand delivery to Crosstex Energy, L.P., Attention: Stacy Cardwell, 2501 Cedar Springs Rd., Dallas, Texas 75201. Elections not received by Crosstex by 5:00 p.m. CDT on June 11, 2009, even if sent prior to the Election Deadline, will be disregarded. Accordingly, we recommend sending your Letter of Transmittal via facsimile, e-mail or hand delivery or allowing additional time for delivery via regular mail. If you elect to deliver your Letter of Transmittal by mail, we recommend that you use registered mail with return receipt requested. If you elect to deliver your Letter of Transmittal by facsimile, we recommend that you receive confirmation of receipt prior to the Election Deadline. If we do not receive your election by the Election Deadline, you will be deemed to have rejected the Offer.
     You will receive a confirmation by e-mail after we receive your completed Letter of Transmittal (provided that your Letter of Transmittal is submitted to us on or prior the Election Deadline). If your Eligible Options are properly tendered for exchange and accepted by us for exchange, you will receive a final confirmation notice via e-mail within two business days of the Election Deadline. The final confirmation notice will confirm that your Eligible Options have been accepted for exchange and cancelled and will set forth the number of common units subject to your Replacement Options and their per unit exercise price.
     The method of delivery of all documents to us, including the Letter of Transmittal, is at the election and risk of the electing Eligible Optionholder. It is your responsibility to allow sufficient time to ensure timely delivery to and receipt by us of any documents you elect to send to us. If we do not receive your election by the Election Deadline, then you will not be able to participate in the Exchange Program, and all Eligible Options currently held by you will remain outstanding on their existing terms, including the existing exercise price, number of common units covered thereby, vesting schedule and expiration date.
     Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our sole discretion, the number of common units subject to Eligible Options tendered and all questions as to the validity, form, eligibility, including time of receipt, and acceptance of any documentation relating to the exchange of Eligible Options for Replacement Options. Subject to any order or decision by a court or arbitrator of competent jurisdiction, our determination of these matters will be final, conclusive and binding on all persons. We reserve the right to reject any or all Letters of Transmittal that we determine are not in appropriate form or that we determine are unlawful to accept or are not timely delivered or tendered. Subject to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we also reserve the right, in our reasonable discretion, to waive any of the conditions of this Offer or any defect or irregularity in any tender of Eligible Options for exchange. If we waive any of the conditions of this Offer for any one Eligible Optionholder we will do so for all Eligible Optionholders. No tender of Eligible Options for exchange will be deemed to have been properly made until all defects or irregularities have been cured by the electing Eligible Optionholder or waived by us. We will strictly enforce the Eligibility Period, subject only to any extension of the Election Deadline of the Offer in our sole discretion. Neither Crosstex nor any other person is obligated to give notice of any defects or irregularities in your Letter of Transmittal, nor will anyone incur any liability for failure to give any such notice.
     Our Acceptance Constitutes an Agreement. Your election to exchange Eligible Options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of this Offer and will be controlling, absolute and final, subject to your withdrawal rights (as described below) and our acceptance of your tendered Eligible Options in accordance with Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”). Our acceptance of the Eligible Options that you tender for exchange pursuant to this Offer will constitute our binding agreement with you upon the terms and subject to the conditions of this Offer. Subject to our rights to extend, terminate and amend this Offer, we currently expect that we will accept promptly after the Election Deadline all properly tendered Eligible Options that have not been validly withdrawn. You will be required to enter into a new option award agreement governing the terms of the Replacement Options issued to you in exchange for your Eligible Options pursuant to this Offer.
SECTION 4. Withdrawal Rights.
     You may only withdraw your Letter of Transmittal and your tendered Eligible Options in accordance with the provisions of this Section 4. You may withdraw your election to tender your Eligible Options pursuant to your Letter of Transmittal at any time before the Election Deadline (5:00 p.m. CDT on June 11, 2009). If the Election Deadline is extended by us, you can withdraw your election to tender your Eligible Options pursuant to your Letter of Transmittal at any time until the Election Deadline, as extended for this Offer. We intend to accept and cancel properly tendered Eligible Options promptly after the Election Deadline.
     In addition, although we intend to accept all validly tendered options promptly after the Election Deadline, if we have not accepted your options by 11:59 p.m., on June 25, 2009, you may withdraw your options at any time thereafter.
     To withdraw an election to exchange your Eligible Options for Replacement Options, you must submit a properly completed and duly executed Withdrawal Form that accompanies this Offer to Exchange. You may return the completed Withdrawal Form by facsimile to (214) 721-9383, by e-mail (with the completed Withdrawal Form scanned and attached) to stacy.cardwell@crosstexenergy.com, or by regular mail or hand delivery to Crosstex Energy, L.P., Attention: Stacy Cardwell, 2501 Cedar Springs Rd., Dallas, Texas 75201). If you elect to deliver your Withdrawal Form by mail, we recommend that you use registered mail with return receipt requested. If you elect to deliver the Withdrawal Form by facsimile, we recommend that you receive confirmation of receipt prior to the Election Deadline.
     THE DELIVERY OF A WITHDRAWAL FORM IS AT YOUR OWN RISK, SO YOU SHOULD TAKE APPROPRIATE STEPS TO ENSURE THE WITHDRAWAL FORM IS PROPERLY COMPLETED AND DELIVERED PRIOR TO THE ELECTION DEADLINE. INCOMPLETE OR UNSIGNED FORMS WILL NOT BE ACCEPTED AND, THEREFORE, WILL NOT RESULT IN THE WITHDRAWAL OF YOUR ELECTION TO EXCHANGE YOUR ELIGIBLE OPTIONS.
     If you withdraw your election to exchange any of your $10.00 Eligible Options, you must withdraw your election to exchange all of your $10.00 Eligible Options. If you withdraw your election to exchange any of your Other Eligible Options, you must withdraw your election to exchange all of your Other Eligible Options. Withdrawals that follow the aforementioned procedures will be considered valid and the applicable Eligible Options will not be considered tendered for exchange. In order to subsequently exchange Eligible Options that were subject to a valid withdrawal, you must properly re-tender for exchange those Eligible Options before the Election Deadline by following the procedures described in Section 3 (“Procedures for Electing to Exchange Options”). In all cases, the last properly completed election submitted and received prior to the Election Deadline will prevail.
     Neither Crosstex nor any other person is obligated to give notice of any defects or irregularities in any election made via any Withdrawal Form submitted to withdraw previously tendered Eligible Options, nor will anyone incur any liability for failure to give any such notice. We will determine, in our sole discretion, all questions as to the validity, form, eligibility, including time of receipt, and acceptance of notices of withdrawal. Subject to any order or decision by a court or arbitrator of competent jurisdiction, our determination of these matters will be final, conclusive and binding on all persons.
SECTION 5. Acceptance of Eligible Options for Exchange and Issuance of Replacement Options.
     Upon the terms and subject to the conditions of this Offer, including those conditions listed in Section 7

(“Conditions of the Offer”), and promptly following the Election Deadline, we will accept for exchange Eligible Options properly tendered for exchange and not validly withdrawn before the Election Deadline. If your Eligible Options are properly tendered for exchange and accepted by us, subject to the terms of this Offer, we will cancel your tendered Eligible Options, and you will be granted Replacement Options after the close of business on the day of the Election Deadline. Grant award documents for the Replacement Options will be sent to you promptly after the grant of the Replacement Options.
     If you cease to be an Eligible Optionholder at any time during the Eligibility Period, including the date the Replacement Options are granted, your election to participate in the Offer will be automatically voided and your existing Eligible Options will remain outstanding and exercisable in accordance with their existing terms, notwithstanding any action the Partnership may have taken to cancel the Eligible Options or issue Replacement Options.
     For purposes of this Offer, we will be deemed to have accepted for exchange Eligible Options that are validly tendered for exchange and not properly withdrawn when we give written notice to the Eligible Optionholders of our acceptance for exchange of their Eligible Options. This notice may be given by e-mail.
     The option pool available for issuance under the Plan will be increased by the number of Eligible Options that are accepted for exchange and cancelled and will be reduced by the number of Replacement Options granted pursuant to the Exchange Program.
SECTION 6. Price Range of Common Units Underlying the Options.
     Our common units are listed on Nasdaq under the symbol “XTEX.” The following table shows the high and low closing sales prices per common unit, as reported on the NASDAQ Global Select Market, for the periods indicated.

	Common Unit Price
	Range(a)		Cash Distribution
	High	Low	Paid Per Unit
2009:
Quarter Ended March 31	$7.17	$1.17	$0.00
2008:
Quarter Ended December 31	$17.41	$3.50	$0.25
Quarter Ended September 30	28.33	18.16	0.50
Quarter Ended June 30	34.10	28.40	0.63
Quarter Ended March 31	32.67	30.03	0.62
2007:
Quarter Ended December 31	$34.91	$31.02	$0.61
Quarter Ended September 30	38.27	32.78	0.59
Quarter Ended June 30	36.45	33.56	0.57
Quarter Ended March 31	39.56	33.49	0.56
     As of May 11, 2009, options to purchase 1,211,601 common units were granted and outstanding under the Plan. Of these options, Eligible Optionholders held Eligible Options to purchase a total of 1,191,601 common units. The common units issuable upon exercise of Eligible Options by Eligible Optionholders represent approximately 2.37% of the total common units outstanding as of May 1, 2009, including units subject to options granted and outstanding under the Plan. The closing sales price of our common units as listed on Nasdaq was $3.60 on May 11, 2009. We recommend that you obtain current market quotations for our common units before deciding whether to participate in the Exchange Program.
SECTION 7. Conditions of the Offer.
     Notwithstanding any other provision of this Offer, we will not be required to accept any Eligible Options tendered for exchange, and we may terminate or amend this Offer, or postpone our acceptance and cancellation of any Eligible Options tendered for exchange, in each case subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after May 13, 2009 and prior to the Election Deadline any of the following events has occurred, or in our reasonable judgment, has been determined by us to have occurred, or is likely to occur:
a)	there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, before any court, authority, agency or tribunal that directly or indirectly challenges the making of this Offer, the acceptance for exchange or cancellation of some or all of the Eligible Options tendered for exchange pursuant to this Offer or the issuance of Replacement Options;

b)	there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to this Offer or any Eligible Options tendered for exchange, or to us, by any court or any authority, agency or tribunal that would or might directly or indirectly:
i.	make the acceptance for exchange of, or issuance of Replacement Options for, some or all of the Eligible Options tendered for exchange illegal or otherwise restrict or prohibit consummation of this Offer;

ii.	delay or restrict our ability, or render us unable, to accept for exchange or cancel some or all of the Eligible Options tendered for exchange or issue Replacement Options in exchange therefor; or

iii.	materially and adversely affect the business, condition (financial or otherwise), assets, liabilities, income, operations or prospects of Crosstex or any of our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries;
c)	there shall have occurred:
i.	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

ii.	the declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States, whether or not mandatory, or any limitation, or any event which, in our reasonable judgment, might affect the extension of credit by lending institutions in the United States;

iii.	the commencement or escalation of a war, act of terrorism, armed hostilities or other international or national crisis directly or indirectly involving the United States;

iv.	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that might affect, the extension of credit by banks or other lending institutions in the United States;

v.	any significant increase or decrease in the market price of our common units;

vi.	any change in the general political, market, economic or financial conditions in the United States or abroad that is reasonably likely to have a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of Crosstex or on the trading in our common units;

vii.	in the case of any of the foregoing existing at the time of the commencement of this Offer, a material acceleration or worsening thereof; or

viii.	the decline of the Nasdaq Composite Index, the New York Stock Exchange Index, the Dow Jones Industrial Average, or the S&P 500 Composite Index by an amount in excess of 10% measured during any time period after the close of business on May 13, 2009;

d)	a tender or exchange offer with respect to some or all of our common units, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:
i.	any person, entity or group within the meaning of Section 13(d)(3) of the Exchange Act shall have acquired or proposed to acquire beneficial ownership of more than 5% of our outstanding common units, or any new group shall have been formed that beneficially owns more than 5% of our outstanding common units, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC before May 11, 2009;

ii.	any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC before May 11, 2009 shall have acquired or proposed to acquire beneficial ownership of an additional 5% or more of our outstanding common units or shall have been granted any option or right to acquire beneficial ownership of more than 2% of our outstanding common units; or

iii.	any entity, person or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or made a public announcement reflecting an intent to acquire our common units;
e)	any change, development, clarification or position taken in generally accepted accounting principles that could or would require us to record for financial reporting purposes compensation expense against our earnings in connection with the Exchange Program, other than as contemplated as of the commencement date of this Offer;

f)	any rules or regulations by any governmental authority, the Financial Industry Regulatory Authority, Nasdaq, or other regulatory or administrative authority or any national securities exchange have been enacted, enforced, or deemed applicable to us or the Exchange Program; or

g)	any change or changes shall have occurred in the business, condition (financial or otherwise), assets, liabilities, income, operations or prospects of Crosstex that, in our reasonable judgment, have or may have a material adverse effect on Crosstex.
     If any of the above events occur, we may:
•	terminate the Offer and promptly return all tendered Eligible Options to tendering holders;

•	complete and/or extend the Offer and, subject to your withdrawal rights, retain all tendered Eligible Options until the extended offer expires;

•	amend the terms of the Offer; or

•	waive any unsatisfied condition and, subject to any requirement to extend the period of time during which the Offer is open, complete the Offer.
     The conditions to this Offer are for our benefit. We may waive them, in whole or in part, at any time and from time to time prior to the Election Deadline, in our reasonable discretion, whether or not we waive any other condition to this Offer. Our failure at any time to exercise any of these rights shall not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. If any of the foregoing conditions is not satisfied and we determine to withdraw or terminate this Offer, we will promptly so notify you by press release, e-mail or another form of written communication.

SECTION 8. Source and Amount of Consideration; Terms of Replacement Options.
     Consideration. Subject to applicable laws and regulations, we will issue Replacement Options to purchase common units under the Plan in exchange for outstanding Eligible Options properly tendered for exchange and accepted by us. The number of common units subject to each Replacement Option granted pursuant to this Offer will be equal to approximately one-third of the number of common units you would have been able to acquire upon exercise of the Eligible Options in exchange for which such Replacement Options are granted. If we receive and accept tenders from Eligible Optionholders of all Eligible Options (a total of options to purchase 1,191,601 common units) then, subject to the terms and conditions of the Offer, we will grant new options to purchase a total of approximately 397,200 common units, or approximately 0.81% of the total number of our common units outstanding as of May 1, 2009. The option pool available for issuance under the Plan will be increased by the number of Eligible Options that are accepted for exchange and cancelled and will be reduced by the number of Replacement Options granted pursuant to the Exchange Program.
     General Terms of Replacement Options. Other than the exercise price, number of common units covered thereby, vesting schedule and expiration date, the general terms of each Replacement Option will be consistent with the standard terms of Eligible Options granted under the Plan. The terms and conditions of your Replacement Options will be as set forth in the Plan and your individual option award agreement. The description of the Replacement Options set forth herein is only a summary of some of the material provisions of the Plan under which they will be granted, and is not complete. These descriptions are subject to, and qualified in their entirety by reference to, the actual provisions of the Plan document and your individual option award agreement. Additional information regarding the Plan may be found in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009. Copies of these documents are available by e-mailing denise.lefevre@crosstexenergy.com or calling Denise LeFevre at (214) 721-9245.
     Exercise. The Replacement Options will be scheduled to vest in two equal annual installments beginning 12 months after the grant date. We expect that the Replacement Options will expire on June 11, 2019, ten years from the expected date of grant of the Replacement Options. Except as noted in the applicable option award agreements, if your active employment with Crosstex Energy GP, LLC or one of its affiliates terminates prior to your Replacement Option becoming fully vested, you will not be able to exercise the portion of your Replacement Option that is not vested. The number of units underlying your Eligible Options that have vested as of your termination date will be reduced if you exchange your Eligible Options for Replacement Options, because your Replacement Options will cover fewer units than your Eligible Options. If your employment with Crosstex Energy GP, LLC or one of its affiliates ends for any reason after the date Replacement Options are granted to you, your rights to exercise the Replacement Options will be subject to the terms and conditions of the Plan and the option award agreement governing your Replacement Options.
     Income Tax Consequences of the Option Exchange. Please refer to Section 13 (“Material U.S. Federal Income Tax Consequences”) for a discussion of the material U.S. federal income tax consequences of the exchange of Eligible Options under this Offer.
     Registration and Sale of Option Units. All common units issuable upon exercise of options granted under the Plan, including the units that will be issuable upon exercise of all Replacement Options, have been registered under the Securities Act of 1933, as amended (the “Securities Act”), on one or more registration statements on Form S-8 filed with the SEC. Unless you are considered an “affiliate” of Crosstex, you will be able to sell your option units free of any transfer restrictions under the Securities Act.
     The statements in this Offer to Exchange concerning the Plan and the Replacement Options are summaries. The statements are subject to, and are qualified in their entirety by reference to, the provisions of the Plan. Copies of the Plan and its related prospectus are available by e-mailing stacy.cardwell@crosstexenergy.com or calling Stacy Cardwell at (214) 721-9241.
SECTION 9. Information Concerning Crosstex Energy, L.P.
     General. We are an independent midstream energy company engaged in the gathering, transmission, treating, processing and marketing of natural gas and natural gas liquids, or NGLs. We connect the wells of natural gas producers in our market areas to our gathering systems, treat natural gas to remove impurities to ensure that it meets pipeline quality specifications, process natural gas for the removal of NGLs, fractionate NGLs into purity products and market those products for a fee, transport natural gas and ultimately provide natural gas to a variety of markets. We purchase natural gas from natural gas producers and other supply points and sell that natural gas to utilities, industrial consumers, other marketers and pipelines. We operate processing plants that process gas transported to the plants by major interstate pipelines or from our own gathering systems under a variety of fee arrangements. In addition, we purchase natural gas from producers not connected to our gathering systems for resale and sell natural gas on behalf of producers for a fee.
     We have two operating segments, Midstream and Treating. Our Midstream division focuses on the gathering, processing, transmission and marketing of natural gas and NGLs, while our Treating division focuses on the removal of impurities from natural gas to meet pipeline quality specifications. Our primary Midstream assets include over 5,700 miles of natural gas gathering and transmission pipelines, 12 natural gas processing plants and four fractionators. Our gathering systems consist of a network of pipelines that collect natural gas from points near producing wells and transport it to larger pipelines for further transmission. Our transmission pipelines primarily receive natural gas from our gathering systems and from third party gathering and transmission systems and deliver natural gas to industrial end-users, utilities and other pipelines. Our processing plants remove NGLs from a natural gas stream and our fractionators separate the NGLs into separate NGL products, including ethane, propane, iso- and normal butanes and natural gasoline. Our primary Treating assets include approximately 225 natural gas amine-treating plants and 56 dew point control plants. Our natural gas treating plants remove carbon dioxide and hydrogen sulfide from natural gas prior to delivering the gas into pipelines to ensure that it meets pipeline quality specifications.
     We are a publicly traded Delaware limited partnership. Our business activities are conducted through our subsidiary, Crosstex Energy Services, L.P., a Delaware limited partnership, and its subsidiaries. Our executive offices are located at 2501 Cedar Springs, Dallas, Texas 75201, and our telephone number is (214) 953-9500.
     Where You Can Find More Information. We are subject to the informational filing requirements of the Exchange Act and, in accordance with these requirements, are obligated to file reports and other information with the SEC relating to our business, financial condition and other matters. Information, as of particular dates, concerning our directors and officers, their compensation, options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in periodic reports or proxy statements distributed to our unitholders and filed with the SEC. In connection with this Offer, we have also filed a Tender Offer Statement on Schedule TO, which includes additional information with respect to the Offer.
     Certain Financial Information. Set forth below is a summary of our financial information. This information is derived from and qualified by reference to our publicly available consolidated financial statements and should be read in conjunction with the financial statements, related notes and other financial information included in the sections entitled “Item 6. Selected Financial Data,” “Item 8. Financial Statements and Supplementary Data” and pages F-1 through F-47 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and “Item 1. Financial Statements” of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009. The financial information included in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 is incorporated herein by reference. Please see Section 17 (“Additional Information”) for instructions on how you can obtain copies of the SEC reports that contain our audited financial statements and unaudited financial data. For information regarding the accounting consequences of this Offer, see Section 11 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”).
     As of March 31, 2009, we were marketing for sale certain Midstream and Treating segment assets. In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the revenues and expenses related to the operations of the assets held for sale have been segregated from continuing operations and reported as discontinued operations for all periods. The selected Statements of Operations Data for the years ended December 31, 2008 and 2007 reflect the restatement of amounts presented in our annual report on Form 10-K for the year ended December 31, 2008 to record these assets held for sale in discontinued operations.

     The following table sets forth selected consolidated financial data at and for the three months ended March 31, 2009 and each of the two fiscal years ended December 31, 2007 and December 31, 2008.

	Three Months Ended	Crosstex Energy, L.P.
	March 31,	Years Ended December 31,
	2009	2008 (1)	2007 (1)
	(unaudited)
	(In thousands, except per unit data)
Statement of Operations Data:
Revenues	$367,463	$3,124,610	$2,324,944
Operating income	10,465	(2,447)	45,457
Income (loss) from continuing operations	(17,101)	(65,926)	(18,327)
Net income (loss) (2)	(15,306)	11,082	14,049
Net income (loss) attributable to Crosstex Energy, L.P.	(15,338)	10,771	13,889
Income (loss) from continuing operations per limited partners’ unit (3):
Basic and diluted common unit	(1.10)	(4.95)	(1.36)
Basic and diluted senior subordinated series C unit	—	9.44	—
Basic and diluted senior subordinated series D unit	8.85	—	—
Net income (loss) per limited partners’ unit (3):
Basic and diluted common unit	(1.06)	(3.19)	(0.19)
Basic and diluted senior subordinated series C unit	—	9.44	—
Basic and diluted senior subordinated series D unit	8.85	—	—

Balance Sheet Data (end of period):
Current assets	$395,151	$391,921	$522,142
Non-current assets	2,027,014	2,141,345	2,070,732
Current liabilities	274,961	424,831	569,030
Non-current liabilities	1,379,366	1,310,504	1,235,203
Non-controlling interest	3,314	3,510	3,815

(1)	As of March 31, 2009, the Partnership was marketing for sale certain Midstream and Treating segment assets. In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the revenues and expenses related to the operations of the assets held for sale have been segregated from continuing operations and reported as discontinued operations for all periods. The selected Statements of Operations Data for the years ended December 31, 2008 and 2007 reflect the restatement of amounts presented in our annual report on Form 10-K for the year ended December 31, 2008 to record these assets held for sale in discontinued operations.

(2)	SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (SFAS 160), which was effective for periods beginning on or after December 15, 2008, requires noncontrolling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside of permanent equity. We adopted SFAS 160 on January 1, 2009 and comparative period information has been recast to classify noncontrolling interests in equity and attribute net income to noncontrolling interests. Net income (loss) represents net income (loss) before non-controlling interest.

(3)	The Financial Accounting Standards Board issued Staff Position FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities,” in May 2008 with an effective date for fiscal years beginning after December 15, 2008. This FSP requires unvested share-based payments that entitle employees to receive non-forfeitable distributions to also be considered participating securities, as defined in EITF 03-6. The Partnership was impacted by this EITF and has reflected its loss per common unit after giving effect for its unvested restricted units for the three months ended March 31, 2009 and has recast the losses per unit after giving effect for unvested restricted units for the years ended December 31, 2008 and 2007.
     We had a book value per unit of $15.26 on March 31, 2009 (calculated using the book value as of March 31, 2009, divided by the number of outstanding common units as of March 31, 2009).

     Ratio of Earnings to Fixed Charges. Earnings were insufficient to cover fixed charges for the three months ended March 31, 2009 and the years ended December 31, 2008 and 2007 by $17.0 million, $66.1 million and $22.0 million, respectively.
SECTION 10. Interests of the General Partner and its Affiliates; Transactions and Arrangements Concerning our Securities.
     Our general partner, Crosstex Energy GP, L.P., Crosstex Energy GP, LLC, the general partner of our general partner, and Crosstex Energy, Inc., which owns the 99.999% limited partner interest of Crosstex Energy GP, L.P. and is the parent of Crosstex Energy GP, LLC, do not own any outstanding options to purchase common units of us, nor does anyone in control of the foregoing persons or any executive officer or director of the foregoing persons own any outstanding options to purchase common units of us, other than listed in the table below.
     As of May 13, 2009, the directors and executive officers of Crosstex Energy GP, LLC collectively owned 20,000 (approximately 1.65%) of the outstanding options to purchase common units. The following table sets forth the number of outstanding options to purchase common units held as of May 13, 2009 by (i) each officer or director of Crosstex Energy GP, LLC, the general partner of Crosstex Energy GP, L.P., our general partner, and (ii) the directors and executive officers of Crosstex Energy GP, LLC as a group. Our directors and executive officers are not eligible to participate in this Exchange Offer.

	Aggregate Number of Outstanding	Percentage of Total Outstanding
Name of Beneficial Owner	Options under the Plan	Options Under the Plan
Barry E. Davis	0	0%
William W. Davis	0	0%
Robert S. Purgason	10,000	0.83%
Joe A. Davis	0	0%
Rhys J. Best	10,000	0.83%
Leldon E. Echols	0	0%
Bryan H. Lawrence	0	0%
Sheldon B. Lubar	0	0%
Cecil E. Martin	0	0%
Kyle D. Vann.	0	0%
All directors and executive officers as a group (10 persons)	20,000	1.65%
     The address of each person listed above is 2501 Cedar Springs, Dallas, Texas 75201, except for Mr. Lawrence, which is 410 Park Avenue, New York, New York 10022. The address of each of our general partner, Crosstex Energy GP, LLC, Crosstex Energy, Inc. and Crosstex Energy, Inc.’s directors and officers (other than Mr. Lawrence) is 2501 Cedar Springs, Dallas, Texas 75201.
     There were no transactions in our common units or unit options involving any of our directors or executive officers during the 60 days prior to May 13, 2009. For more detailed information on the beneficial ownership of our common units, you can consult the beneficial ownership table on pages 13 and 14 of our definitive proxy statement for our 2009 Special Meeting of Unitholders.
     Except as described in this Offer to Exchange and except as set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, our definitive proxy statement for our 2009 Special Meeting of Unitholders or our quarterly report on Form 10-Q for the quarter ended March 31, 2009, and other than outstanding options and other awards granted from time to time to certain of our employees (including executive officers) and our directors under our compensation and incentive plans, neither we nor Crosstex Energy GP, L.P., Crosstex Energy GP, LLC, Crosstex Energy, Inc., nor, to our knowledge, any of our directors or executive officers or the directors and executive officers of the foregoing persons, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer or any of our securities (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).
SECTION 11. Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer.
     Each Eligible Option that we acquire pursuant to this Offer will be cancelled. The number of options available for issuance under the Plan will be increased by the number of cancelled Eligible Options and will be reduced by the number of Replacement Options granted pursuant to the Exchange Program. The exchange of Eligible Options for Replacement Options will be considered a modification of the impacted awards for accounting purposes, as determined by the Financial Accounting Standards Board Statement No. 123(R), Share-Based Payment. Under modification accounting, the excess of the fair value of a Replacement Option over the fair value of the cancelled unit option re-measured at the grant date of the Replacement Option (first business day after the Election Deadline) is considered incremental unit compensation. The incremental unit compensation is added to the unit compensation not yet expensed for the cancelled unit option. This combined total unit compensation is then expensed over the vesting or service period of the Replacement Option. Since the values of the Replacement Options and the surrendered Eligible Options cannot be predicted with any certainty at this time and will not be known until the expiration of the Offer, we cannot predict the exact amount of the expense that would result from this Offer.
SECTION 12. Legal Matters; Regulatory Approvals.
     We are not aware of any material pending or threatened legal actions or proceedings relating to this Offer, nor are we aware of any margin requirements or anti-trust laws applicable to this Offer, any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of Replacement Options for Eligible Options as contemplated by this Offer or of any approval or other action by any government or governmental, administrative, or regulatory authority or agency that would be required for the acquisition or ownership of Replacement Options as contemplated herein. If any approval or other action by any government or governmental, administrative or regulatory authority or agency is required for the acquisition or ownership of Replacement Options and a procedure for obtaining such approval or other action is practically available, as contemplated in this Offer to Exchange we presently contemplate that we will undertake commercially reasonable steps to obtain such approval or take such other action. We are unable to predict whether we may in the future determine that we are required to delay the acceptance of options or not accept options for exchange pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, can be obtained or can be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under this Offer to accept Eligible Options properly tendered for exchange and to grant Replacement Options for Eligible Options properly tendered for exchange is subject to conditions, including the conditions described in Section 7 (“Conditions of the Offer”) of this Offer to Exchange.
SECTION 13. Material U.S. Federal Income Tax Consequences.
     CIRCULAR 230 DISCLAIMER. THE FOLLOWING DISCLAIMER IS PROVIDED IN ACCORDANCE WITH THE INTERNAL REVENUE SERVICE’S CIRCULAR 230 (21 C.F.R. PART 10). THE ADVICE CONTAINED HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED BY YOU, FOR THE PURPOSE OF AVOIDING ANY PENALTIES THAT MAY BE IMPOSED ON YOU, AND WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTION(S) OR MATTER(S) ADDRESSED BY THIS DISCUSSION. YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
     The following is a summary of the material U.S. federal income tax consequences of the exchange of Eligible Options under the Offer. This discussion is based on the law as in effect and as interpreted on the date of this Offer. Both the applicable law and interpretations of the law may change, possibly with retroactive effect. This summary does not discuss all of the tax consequences (for example, federal taxes other than income taxes, or state and local taxes) that may be relevant to you in light of your particular circumstances, nor is it intended to apply in all respects to all categories of optionholders.
     The following summary of U.S. federal income tax consequences assumes that the Eligible Options are treated as exempt from the application of the U.S. Internal Revenue Code’s “nonqualified deferred compensation” rules under Section 409A and that the exchange contemplated by the Offer will be respected as a transaction that is consistent with that exemption.
     If you exchange Eligible Options for Replacement Options, neither the relinquishment of the Eligible Options nor the grant of the Replacement Options will result in currently taxable income to you. However, because none of the Replacement Options will qualify as “incentive stock options” under Section 422 of the Internal Revenue Code, when you exercise a Replacement Option, the excess of the fair market value of the units subject to the option on the date of exercise over the exercise price of the option will be treated as taxable compensation subject to withholding. We will have available to us a deduction equal to the amount of compensation income taxable to you.
     Any gain or loss recognized upon a subsequent sale of units acquired pursuant to the exercise of a Replacement Option generally will be a capital gain or loss. The amount of any such gain or loss will equal the difference between the sale price and your tax basis in the acquired units. In general, your tax basis in the acquired units will equal the amount you paid for the units plus the ordinary income recognized upon exercise and any recognized capital gain or loss will be treated as long term if you held the units for more than one year following exercise of the option.
     We will withhold all required U.S. local, state, federal and other taxes and any other amount required to be withheld by any governmental authority or law with respect to ordinary compensation income recognized with respect to the exercise of a unit option by an Eligible Optionholder who has been employed by us. We will require any such Eligible Optionholder to make arrangements to satisfy this withholding obligation prior to the delivery or transfer of any common units.
     Additional U.S. federal income tax rules may limit the deductibility of compensation attributable to unit options that are accelerated in connection with a change in control of the employer and may impose an additional excise tax on the value of any such accelerated options, where the value of the accelerated option that is treated as contingent on the change in control, when added to other amounts that are treated as contingent on the change in control, exceeds certain limits.
     WE ADVISE ALL ELIGIBLE OPTIONHOLDERS WHO MAY CONSIDER EXCHANGING THEIR ELIGIBLE OPTIONS TO MEET WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF PARTICIPATING IN THIS EXCHANGE PROGRAM.
SECTION 14. Extension of Offer; Termination; Amendment.
     We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether any event set forth in Section 7 (“Conditions of the Offer”) of this Offer to Exchange has occurred or is deemed by us to have occurred, to extend the period of time during which this Offer is open, and, by doing so, delay the acceptance for exchange of any Eligible Options, by giving written notice of the extension to the Eligible Optionholders or making a public announcement of the extension.
     We also expressly reserve the right, in our reasonable judgment, before the Election Deadline, including the Election Deadline as the same may be extended, to terminate or amend this Offer or to postpone our acceptance and cancellation of any Eligible Options tendered for exchange upon the occurrence of any of the conditions specified in Section 7 (“Conditions of the Offer”) of this Offer to Exchange by giving written notice of the termination, amendment or postponement to the Eligible Optionholders or making a public announcement of the termination, amendment or postponement. Our reservation of the right to delay our acceptance and cancellation of Eligible Options elected to be exchanged is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the Eligible Options promptly after termination or withdrawal of this Offer.
     If this Offer is terminated or withdrawn, any Eligible Options tendered for exchange will remain outstanding on their existing terms, including the existing exercise price, number of common units covered thereby, vesting schedule and expiration date. Any termination or withdrawal of this Offer will be treated as if no offer to exchange was ever made. Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any event set forth in Section 7 (“Conditions of the Offer”) of this Offer to Exchange has occurred or is deemed by us to have occurred, to amend this Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in this Offer to Eligible Optionholders or by decreasing or increasing the number of options being sought in this Offer.
     Amendments to this Offer may be made at any time and from time to time by public announcement of the amendment by filing with the SEC. In the case of an extension, the extension will be announced no later than 9:00 a.m. EDT on the next business day after the last previously scheduled or announced Election Deadline. Any public announcement made pursuant to this Offer will be disseminated promptly to Eligible Optionholders in a manner reasonably designed to inform such Eligible Optionholders of the change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any public announcement other than by making a filing with the SEC.
     If we materially change the terms of this Offer or the information concerning this Offer, or if we waive a material condition of this Offer, we will extend this Offer in accordance with applicable legal requirements. Except for a change in price or a change in percentage of securities sought, the amount of time by which we will extend this Offer following a material change in the terms of this Offer or information concerning this Offer will depend on the facts and circumstances, including the relative materiality of such terms or information.
     In addition, if we decide to take any of the following actions, we will publish notice or otherwise inform you in writing of such action and keep the Exchange Offer open for at least ten business days after the date of such notification:
•	If we increase or decrease the amount of consideration offered for the Eligible Options; or

•	If we increase or decrease the number of Eligible Options that may be tendered in the Exchange Offer.
SECTION 15. Fees and Expenses.
     We will not pay any fees or commissions to any broker, dealer or other person for soliciting elections to exchange Eligible Options pursuant to this Offer. You will be responsible for any expenses incurred by you in connection with your election to participate in this Offer, including, but not limited to, mailing, faxing and telephone expenses, as well as any expenses associated with any tax, legal or other advisor consulted or retained by you in connection with this Offer.
SECTION 16. Corporate Plans, Proposals and Negotiations.
     We continually evaluate and explore strategic opportunities as they arise, including business combination transactions, strategic relationships, purchases and sales of assets and similar transactions. At any given time, we may be engaged in discussions or negotiations with respect to various corporate transactions or with respect to changes in existing strategic relationships. We also may, from time to time, engage in purchases of our outstanding common units in either open market or privately negotiated transactions or may engage in issuances of our common units or other capital raising transactions, depending on market conditions and other relevant factors. In addition, at any given time, we may also be engaged in discussions or negotiations with potential candidates for management or board of director positions with Crosstex or its affiliates or with existing members of management for changes in positions, responsibilities or compensation. We also enter into agreements for the purchase and sale of products and services, engage in purchases and sales of assets and incur indebtedness from time to time in the ordinary course of business.

     Subject to the foregoing and except as otherwise disclosed in this Offer to Exchange or in our filings with the SEC that are incorporated by reference in this Offer to Exchange, as described under Section 17 (“Additional Information”) as of the date of this Offer to Exchange, neither we nor Crosstex Energy GP, L.P., Crosstex Energy GP, LLC or Crosstex Energy, Inc. have any plans, proposals or negotiations that relate to or would result in:
a)	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

b)	any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

c)	any material change in our present dividend rate or policy, or indebtedness or capitalization;

d)	any change in our present Board of Directors or our management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board of Directors or to change any material term of the employment of any executive officer;

e)	any other material change in our corporate structure or business;

f)	any class of our equity securities being delisted from any national securities exchange or ceasing to be authorized for quotation in an automated quotations system operated by a national securities association;

g)	any class of our equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

h)	the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

i)	the acquisition by any person of any of our securities or the disposition of any of our securities; or

j)	any change in our certificate of limited partnership or partnership agreement, or any actions which could impede the acquisition of control of us by any person.
SECTION 17. Additional Information.
     With respect to this Offer, we have filed with the SEC a Tender Offer Statement on Schedule TO, as it may be amended, of which this Offer to Exchange is a part. This Offer to Exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC (other than information in a report on Form 8-K that is “furnished” and not “filed” pursuant to Form 8-K, and, except as may be noted in any such Form 8-K, exhibits filed on such form that are related to such information) before deciding whether to tender your Eligible Options:
a)	Crosstex Energy, L.P.’s Annual Report on Form 10-K, for the fiscal year ended December 31, 2008 (File No. 000-50067), filed with the SEC on March 2, 2009;

b)	Crosstex Energy, L.P.’s Quarterly Report on Form 10-Q, for the quarter ended March 31, 2009 (File No. 000-50067), filed with the SEC on May 8, 2009;

c)	Crosstex Energy, L.P.’s Definitive Proxy Statement for the 2009 Special Meeting of Unitholders (File No. 000-50067), filed with the SEC on March 26, 2009;

d)	Crosstex Energy, L.P.’s registration statement on Form S-8 (File No. 333-107025) (registering common units to be issued under the Plan), filed with the SEC on July 14, 2003;

e)	Crosstex Energy, L.P.’s registration statement on Form S-8 (File No. 333-127645) (registering common units to be issued under the Plan), filed with the SEC on August 18, 2005;

f)	Crosstex Energy, L.P.’s registration statement on Form S-8 (File No. 333-159140) (registering common units to be issued under the Plan), filed with the SEC on May 13, 2009;

g)	Crosstex Energy, L.P.’s Current Report on Form 8-K (File No. 000-50067), filed with the SEC on January 16, 2009; and

h)	The description of our common units contained in our registration statement on Form 8-A, filed on November 4, 2002 (File No. 000-50067).
     These filings, along with our other annual, quarterly and current reports, proxy statements and our other SEC filings, may be examined, and copies may be obtained, at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at (800) SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet site at http://www.sec.gov.
     Our internet address is www.crosstexenergy.com and the investor relations section of our website is located at http://www.crosstexenergy.com/investors.html. We make available free of charge, on or through the investor relations section of our website, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not part of this Exchange Offer.
     Our common units are listed on Nasdaq under the symbol “XTEX”.
     We will also provide, without charge, to each person to whom a copy of this Offer to Exchange is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:
Crosstex Energy, L.P.
Attn.: Denise LeFevre
2501 Cedar Springs Rd.
Dallas, Texas 75201
or by calling Denise LeFevre at 214-721-9245.
     The information about Crosstex contained in this Offer to Exchange should be read together with the information contained in the documents to which we have referred you.
     As you read the foregoing documents, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this Offer to Exchange, you should rely on the statements made in the most recently dated document.
SECTION 18. Miscellaneous.
     This Offer to Exchange and our SEC reports referred to above include forward-looking statements. Such statements reflect our current views with respect to future events, based on what we believe are reasonable assumptions; however, such statements are subject to certain risks and uncertainties. In addition to the specific uncertainties discussed elsewhere in this Offer to Exchange, the risk factors described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 may affect our performance and results of operations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those in the forward-looking statements. We disclaim any intention or obligation to update or review any forward-looking statements or information, whether as a result of new information, future events or otherwise. In addition, the safe harbor protections for forward-looking statements contained in the Securities Act and the

Exchange Act do not apply to any forward-looking statements we make in connection with the Offer, including forward-looking statements from our Annual Report on Form 10-K that are incorporated herein by reference. WE ENCOURAGE YOU TO REVIEW THE RISK FACTORS CONTAINED IN OUR ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008 AND ON PAGE 8 OF THIS OFFER TO EXCHANGE BEFORE YOU DECIDE WHETHER TO PARTICIPATE IN THIS OFFER.
Crosstex Energy, L.P.
May 13, 2009